Exhibit 99.13

 CONSENT OF EXPERT
March 29, 2019
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation
I, Jacques Simoneau, do hereby consent to the filing of the written disclosure regarding the “Technical Report for the Lamaque Project, Quebec, Canada” effective March 21, 2018, and other information pertaining to this project and the use of my name in the Annual Information Form for the year ended December 31, 2018 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2018 (the “Form 40-F”), and any amendments thereto and any Registration Statement on Form S-8 incorporating by reference the Company’s AIF and Annual Report on Form 40-F.

By:	/s/Jacques Simoneau
Jacques Simoneau, P.Geo
Eldorado Gold Lamaque
Exploration Manager Eastern Canada